Filed pursuant to Rule 424(b)(3)
File No. 333-104317

December 11, 2003

Dear Investor(s):

NOVEMBER PERFORMANCE UPDATE

November performance was slightly negative for the Grant Park Futures Fund. Detailed performance for the Fund and the individual traders follows below:

			% of
	November	2003	Fund	Total NAV	NAV/Unit
		YTD
Grant Park Futures Fund A Units	-0.91%	13.24%		$30.2M	$1,126.441
Grant Park Futures Fund B Units	-0.98%	1.63%*		$21M	$1,016.346
Rabar Market Research (Div)	-1.58%	16.94%	30%
EMC Capital Management (Classic)	-2.24%	22.64%	26%
Eckhardt Trading (Global)	0.14%	6.09%	25%
Graham Capital Management (GDP)	0.40%	-2.99%**	19%

* B Units began trading August 1, 2003 with a NAV/Unit of $1,000.00
** Graham Capital began trading for the Fund on September 1, 2003

The portfolio suffered reversals in the grains and base metal markets. Losses were mitigated by profitable long positions in the currency and precious metal sectors. The most significant losses were earned in the following markets:

Soy Complex: Soybean futures fell as favorable weather conditions prevailed in Brazil and Argentina, the world’s second and third-largest producers. The market also reflected concerns that U.S. exports to China, which had recently reached record levels, would soon decrease, due in part to the U.S. government’s decision to restrict imports of Chinese textiles.

Cotton: Cotton futures fell amid an increase in estimates for the current U.S. crop. The decline in prices continued amid speculation that overseas buyers may attempt to back out of purchase agreements reached when prices had been at higher levels. The market also was impacted by the possibility of a trade dispute with China over proposed U.S. quotas which could also harm U.S. exports to China.

EuroSwiss: Prices rose as investors sought safety in government bonds and cash instruments in response to the continued turmoil in Iraq, the terrorist bombings in Turkey and growing fears of future terrorist attacks on softer, civilian targets.

Copper: Copper prices, which had reached a six-year high, fell amid worries that high prices would have an adverse effect on demand. The market also reacted negatively to the terrorist bombings in Turkey, which led to fears that global economic growth would slow, thereby weakening demand even further.

Profits were earned in Australian interest rate futures, which dropped following the surprise decision by the Reserve Bank of Australia to raise its overnight cash rate to 5%. The market also reacted to news that Australian unemployment reached a 14-year low, which suggested that more rate hikes could be forthcoming. Additional profits were generated in the currency sector, as the U.S. Dollar continued its downward slide. The British pound hit a five-year high and the New Zealand dollar a six-year high against the U.S. dollar. Furthermore, long positions in Gold benefited from a flight to quality as the U.S. dollar continued to weaken.

Should you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450.

Sincerely,

/s/ Margaret Manning

Margaret Manning
Vice President

Enclosures

Past performance is not indicative of future results. Futures trading involves a high degree of risk and is not suitable for all investors.
        Performance Hotline: (312) 788-2272 or Toll Free: (866) 516-1574 Performance is reported on a weekly basis.
E-mail: funds@dearborncapital.com